SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Corporate Events Calendar
2008

11/27/2008

Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Director of Investor Relations (CFO)	Name: Carlos José Fadigas de Souza Filho
E-mail: carlos.fadigas@braskem.com.br
Phone: (+55 11) 3576-9661 / 3576-9531
Fax: (+55 11) 3576-9532
Responsible for Investor Relations Area (IRO)	Name: Luiz Henrique Valverde
E-mail: luiz.valverde@braskem.com.br
Phone: (+55 11) 3576-9531
Fax: (+55 11) 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia Jornal A Tarde (Bahia) Jornal Valor Econômico

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2007
Event	DATE
Accessible to Stockholders	02.20.2008
Publication	02.21.2008
Submission to BOVESPA	02.20.2008

Standardized Financial Statement (DFP), as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	02.20.2008

Annual Financial Statement, in 20F Form, as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	06.30.2008

Dividend Payment Proposal
Dividend	Event-Date	Value (R$)	Value in R$/share			Payment Date
			ON	PN*(A e B)	ADR
Dividend	OESM 03.26.08	278,456,799.66	0.644625	0.644625	1.28925	04.07.2008
*1 ADR = 2 PN

Annual Financial Statements – IAN, as of 12/31/2007
EVENT	DATE
Submission to BOVESPA	04.25.2008

Quarterly Financial Statements – ITR
EVENT	DATE

1

Submission to BOVESPA
Referring to 1st quarter 2008	05.07.2008
Referring to 2nd quarter 2008	08.06.2008
Referring to 3rd quarter 2008	11.05.2008

Quarterly Information in English
EVENT – Submission to BOVESPA	DATE
Referring to 1st quarter 2008	05.19.2008
Referring to 2nd quarter 2008	08.19.2008
Referring to 3rd quarter 2008	11.17.2008

Ordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	03.11.2008
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	03.11.2008
Ordinaryand Extraordinary Shareholders Meeting (1st Call Notice)	03.26.2008
Submission of the Minutes of the Ordinary and Extraordinary Shareholders Meeting to BOVESPA	03.26.2008

Extraordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice of ESM 03.06.2008	02.20.2008
Submission of the Call Notice of ESM 03.06.2008 to BOVESPA accompanied by the Administrative Proposal, when available	02.19.2008
Extraordinary Shareholders Meeting (1st Call Notice) 03.06.2008	03.06.2008
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	03.06.2008
Publication of the Call Notice of ESM 05.30.2008	05.15.2008
Submission of the Call Notice of ESM 05.30.2008 to BOVESPA accompanied by the Administrative Proposal, when available.	05.14.2008
Extraordinary Shareholders Meeting (1st Call Notice) 05.30.2008	05.30.2008
Publication of the Call Notice of ESM 05.30.2008	05.30.2008
Submission of the Call Notice of ESM 05.30.2008 to BOVESPA accompanied by the Administrative Proposal, when available.	07.10.2008
Extraordinary Shareholders Meeting (1st Call Notice) 07.25.2008	07.25.2008
Publication of the Call Notice of ESM 07.25.2008	07.25.2008
Submission of the Call Notice of ESM 09.30.2008 to BOVESPA accompanied by the Administrative Proposal, when available.	09.12.2008
Extraordinary Shareholders Meeting (1st Call Notice) 09.30.2008	09.30.2008
Publication of the Call Notice of ESM 09.30.2008	09.30.2008

Meetings with Analysts, open to the Public
EVENT – (BR ET)	DATE
Meetings with analysts in São Paulo / SP Hotel Intercontinental SP – Alameda Santos 1123 – Jardins	02.26.2008 08:30 / 11:30 AM
Meetings with analysts in Porto Alegre / RS Hotel Sheraton - Rua Olavo Barreto Viana, 18 – Moinhos de Vento	02.27.2008 08:30 / 11:30 AM
Meetings with analysts in Rio de Janeiro / RJ Centro de Convenções Mourisco – Praia de Botafogo, 501 - Botafogo	02.29.2008 08:30 / 11:30 AM
Meetings with analysts in Belo Horizonte / MG Hotel Promenade Lourdes – Rua Bernardo Guimarães, 2032 – Lourdes	03.14.2008 08:30 / 11:30 AM
Meetings with analysts in São Paulo / SP Hotel Intercontinental SP - Alameda Santos, 1123 - Jardins	05.13.2008 16:30 / 19:30 AM
Meetings with analysts in Rio de Janeiro / RJ Hotel Sofitel - Avenida Atlântica, 4.240 - Copacabana	05.15.2008 08:30 / 11:30 AM
Meetings with analysts in São Paulo / SP Hotel Intercontinental SP – Alameda Santos, 1123 - Jardins	08.12.2008 08:30 / 11:30 AM
Meetings with analysts in Porto Alegre / RS Hotel Sheraton - Rua Olavo Barreto Viana, 18 – Moinhos de Vento	08.14.2008 08:30 / 11:30 AM
Meetings with analysts in São Paulo / SP Hotel Intercontinental SP – Alameda Santos, 1123 - Jardins	11.13.2008 08:30 / 11:30 AM

Conference Call (optional)
EVENT	DATE
National and International Conference Call	02.22.2008
National and International Conference Call	05.09.2008
National and International Conference Call	08.07.2008
National and International Conference Call	11.06.2008

2

Board of Directors Meeting
EVENT	DATE
Venezuela Petrochemical Project	01.15.2008
Referring to Fiscal Year 2007	02.19.2008
Approval of Investment	03.18.2008
Referring to 1st quarter 2008	05.06.2008
Investment Agreement Braskem / Petrobras / Odebrecht	05.14.2008
Amendment of the eurobond emission	05.28.2008
Contracting of Electric Energy and contracting of maritime transportation services	06.19.2008
Officer changing: Approval of CEO indication	07.04.2008
Referring to 2nd quarter 2008	08.05.2008
Assets Merger	09.12.2008
Agreements authorization/ Long-Term Incentive Program 2008 (ILP) / Support Committees of the Board of Directors	09.23.2008
Increase of the total value of the Syndicated Loan Linked to Export Prepayment Transaction	10.02.2008
Referring to 3rd quarter 2008	11.04.2008
Creation of a mortgage guarantee in favor of the BNDES	11.27.2008
Business Plan of 2009	12.17.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 01.15.2008	01.15.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA Year 2007	02.19.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 03.18.2008	03.18.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 1Q08	05.06.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 05.14.2008	05.14.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 05.28.2008	05.28.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 06.19.2008	06.19.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 07.04.2008	07.04.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 2Q08	08.05.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA / Merger	09.12.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 09.23.2008	09.23.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 10.02.2008	10.02.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 3Q08	11.04.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA 11.27.2008	11.27.2008
Submission of the Minutes of the Board of Directors Meeting to BOVESPA BP 2009	12.17.2008

3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.